



03029469

August 20 , 2003

03 AUG 26 AM 7:21

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL

Attention: International Corporate Finance
Re: Advanced Info Service Public Company Limited
Rule 12g3-2(b) Exemption **File No. 82-3236**

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii), and on behalf of Advanced Info Service Public Company Limited (the "Company"), document described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, AIS 0253/2003**

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I & II

Date: August 20, 2003

PROCESSED
AUG 27 2003
THOMSON FINANCIAL

The document supplements the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on January 16, 1997.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed receipt copy of this letter and returning it to Compliance Department by fax at no. (662) 270-0658 and attention to Ms. Saowanee Tengvongvatana or Ms. Jarurat Jaranathummakul.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at Tel no. (662) 299-5561 or saowanee.t@shincorp.com or jarurat@shincorp.com

Thank you for your attention to this matter.

Very truly yours,

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
Date August 20, 2003

AIS 0253/2003

August 20, 2003

Subject: Notification of the adjustment to exercise price and exercise ratio of ESOP Warrants Grant I & II

To: President
The Stock Exchange of Thailand

According to the Board of Directors' Meeting of Advanced Info Service Public Company Limited (the "Company") No. 4/2003 held on August 7, 2003 passed a resolution to approve the dividend payment for the first half of year 2003 to shareholders at the rate of two Baht per share, totaling of Baht 5,869 million.

Upon the resolution, the Company has announced to distribute the dividends in excess of 50% of the net profit after income tax. This has affected on exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors, employees, and advisors of the Company (ESOP) Grant I & II, as stated in Clause 2.6 (v) of the Prospectus offering the ESOP Program of the Company. The ESOP warrant holders shall not be decreased their rights. The adjustment to exercise price and exercise ratio of ESOP Warrants Grant I & II were shown as follow;

ESOP Grant I	**Before adjustment**	**After adjustment**
Exercise price	48 Baht per share	47.733 Baht /share
Exercise ratio	1 : 1	1 : 1.00559
Number of shares to be allotted	14,000,000 shares	14,078,260 shares
ESOP Grant II	**Before adjustment**	**After adjustment**
Exercise price	43.38 Baht per share	43.139 Baht /share
Exercise ratio	1 : 1	1 : 1.00559
Number of shares to be allotted	8,467,200 shares	8,514,531 shares
Number of additional shares to be allotted after adjustment of exercise price and exercise ratio of ESOP Grant I & II	Total 125,591 shares	

The new exercise price and new exercise ratio shall be effective immediately on the first day of XD sign posting or on August 19, 2003 onwards. ESOP warrant holders of Grant I who will intend to exercise their warrants will be adjusted the new exercise price and new exercise ratio in August 2003 onwards. As a result, provided that, the Company currently has sufficiently reserved shares for the exercise of ESOP warrants. The Company, therefore, will allot the additional shares to reserve for the new exercise ratio of ESOP Grant I & II in the next shareholders' meeting.